Filed by Rudolph Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject company:  August Technology Corporation
Commission File No. 000-30637

Rudolph Technologies
First Quarter Earnings Conference Call
Moderator:  Bob Koch
May 4, 2005
4:45 p.m. EST

OPERATOR:   Good afternoon and welcome to the Rudolph Technologies first quarter earnings conference call.   At this time, all participants have been placed on a listen-only mode and the floor will be open for questions following the presentation.   It is now my pleasure to turn the floor over to your host, Mr. Bob Cook (ph).   Sir, you may begin.

BOB KOCH (ph):   Thank you and good afternoon everyone.   Rudolph issued its first quarter 2005 earnings release this afternoon shortly after the close.   If you have not received a copy of the release, please call my office at 973-448-4306 and a copy will be faxed or e-mailed to you.   Joining us on the call today are Paul McLaughlin, Chairman and Chief Executive Officer; Steven Roth, Chief Financial Officer; and Nathan Little, Executive Vice President.

As is always the case, I need to remind you of the safe harbor regulations.   Any matters today that are not historical facts, particularly comments, regarding the company's future plans, objectives, forecasts, and expected performance consist of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.   Such estimates, whether expressed or implied, are being made based on currently available information and the company's best judgment at this time.

Within these is a wide range of assumptions that the company believes to be reasonable.   However, it must be recognized that the statements are subject to a range of uncertainty that can cause the actual results to vary materially.   Thus the company cautions that these statements are no guarantees of future performance.

Risk factors that may impact Rudolph's results are described in the company's latest form 10K as well as other periodic filings with the SEC.   Rudolph Technologies does not update forward-looking statements and expressly disclaims any obligation to do so.   I will now turn the call over to Paul McLaughlin.   Paul, please go ahead.

PAUL MCLAUGHLIN, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, RUDOLPH TECHNOLOGIES:   Thank you, Bob (ph).   Good afternoon everyone and thank you for joining us for our first quarter 2005 conference call.   On today's call I plan to discuss our first quarter results followed by an update on our merger offer for August Technologies.

I am pleased to report that first quarter 2005 was a strong one for Rudolph, one in which we were in line with guidance.   Today, Rudolph Technologies reported revenues of $23.1 million for the first quarter which is a 22 percent increase compared to the first quarter of 2004.   On a sequential basis, first quarter revenue was flat with that of the fourth quarter 2004.   We reported earnings per share of 10 cents for the quarter compared to six cents per share for the 2004 first quarter.

The first quarter earnings include a charge for potential mergers and acquisitions.   Excluding these charges, our first quarter earnings per share would've been 12 cents per share, which is the same as we reported for the fourth quarter of 2004 on the same revenue base.   Both revenue and earnings were in line with our previous guidance.

Last conference call I mentioned that while I saw the first half of 2005 as moving sideways, plus or minus a little, I believe that the second half will disproportionately reward those companies with new products and with good execution.   That view has been reinforced with our results in the first quarter and our outlook for the remainder of 2005.

The risk-reward profile remains very attractive for process control companies and we believe, specifically for RTEC, as the new products we introduced last year are gaining traction.   In the metal arena we are beginning to see the increased adoption of multiple MetaPULSE tools at key accounts.   Let me give you an example.   As many of you know, RTEC has an expert in residence program whereby we station metal metrology experts at selected device manufacturers around the world with the stated goal of getting customers to use their MetaPULSE tools for more and more applications.

In the first quarter this year, we shipped three MetaPULSE tools to an Asian manufacturer, bringing its install base to 19 tools with more scheduled later this year.   This key account started with a single 200 millimeter tool for 130-nanometer aluminum applications and now this company has taken delivery of its ninth 300-millimeter tool, the latest being for 65-nanometer copper applications.

This is a very good sign for RTEC as we believe we are just beginning to scratch the surface of the metal market.   I say this in part because latest statistics show that there is still only about 10 percent of the industry's capacity being used for 90 nanometer and below manufacturing and an even smaller percentage of that leading-edge capacity uses copper.   Sub-90 nanometer and copper are sweet spots for our MetaPULSE.

As you know we do not give specific order numbers, but let me say qualitatively on the positive side that our Q1 book to bill rate was above one.   We are pleased with this as the industry's March book to bill rate came in at .81 overall and .78 for front-end equipment.   However, we did have two cancellations, lowering our backlog by about $2 million and we had one order push out.

Looking forward, I expect order strength in the second half of the year as spending for development tools at the 65-nanometer node takes hold.   We feel we are well-positioned to get a good share of that spending as our current new products continue to get adoption and as we rollout additional new products in each of our core technologies in the coming months.

I also see the potential for order strength coming from Japan in all product lines, especially in the next few months.  I spent last week in Japan.   And in my meetings with customers our outlook was reaffirmed that device manufacturers there are continuing their previously announced cape plans.   Business for our customers in Japan has shifted from being personal computer centric to being consumer product centric and end demand for consumer products appears to be holding up relatively well.

This is good for RTEC as we have long established relationships with Japanese customers.   and selected models of our transparent film, metal film, and macro-defect products offer what we believe are industry leading cost of ownership benefits, thereby addressing a key driver in the Japanese market and that is the push by customers like Toshiba, Alpida (ph), Renaissance (ph), and Fujitsu (ph), among others, to become low-cost producers.

Now I'd like to pass on to you what we're being told about business in Taiwan and what we believe the second half may look like for RTEC in the foundry business.   As many of you know, utilization rates at the foundries are currently relatively low and this normally is a bad sign for capital equipment companies.   However, this may not be quite as onerous to process control companies.   Let me explain.

There are several reasons for the low utilization at the leading-edge geometries, including high-mask costs, high product design costs, DSM (ph) costs, and importantly for process control companies like RTEC, low-process yields.   It is important for the foundries   to continue to address these low-yield issues.   And technology contained in RTEC's latest tools can help address those low-yield issues.

We continue to see a flood of new materials being evaluated.   I believe there are upwards of three dozen new materials being evaluated for sub-90 nanometer manufacturing, particularly as they relate to new transistor and interconnect architecture.   We see many new high-K and low-K materials.   What this means for RTEC, we believe, is technology buys at a minimum will continue in the second half as the foundries need more metrology and inspection if they are to become true low-cost producers.

I personally think this is a realistic assessment, in part, because the foundries adjusted their business model during the 2001 to 2003 downturn so that even now when demand for wafers is not particularly robust they are generating enough positive cash flow to buy capital equipment.   This change in business model that resulted from the prolonged downturn a couple of years ago, I believe, will be a catalyst for order growth for at least technology buys in the second half of this year.

Shifting gears, we are especially proud of our ability to manage the bottom line by remaining profitable regardless of where we are in the cycle.   And the company's cash balance remains extremely strong with over $84 million on hand at the end of the first quarter.

We continue to win competitive business at the engineering level in macro-defect, transparent, and metal film applications.   As of March 31, we had booked business with 33 different customers who are in various stages of evaluating our next generation 300 millimeter tools.   Approximately 94 percent of our first quarter tool revenue came from 300 millimeter tools.   During the first quarter, international sales accounted for approximately 67 percent of revenue and domestic sales represented the balance of 33 percent.

With that, I will now ask Steve to provide more detail on Rudolph's performance during the 2005 first quarter.   Steve?

STEVEN ROTH, CHIEF FINANCIAL OFFICER, RUDOLPH TECHNOLOGIES:   Thanks, Paul, and good afternoon everyone.   We are very pleased with Rudolph's results this quarter as we were in line with guidance.   In fact, excluding merger and acquisition related charges we were at the high end of our earnings guidance range.

The breakdown of revenues for the first quarter of 2005 were approximately 50 percent metals, 25 percent transparent, three percent inspection, with the remaining parts and service.  Our 2004 investments are beginning to have a positive impact on our revenues.   Our Japan operations represented 15 percent of our revenues this quarter, up from nine percent for the entire 2004 year.

We also shipped to WaferView 320 tools in the quarter.   And while we deferred the recognition of approximately $2 million in revenue for SAP (ph) purposes, we anticipate recognizing this revenue towards the end of the second quarter.   This confirms our belief that we made the right investments at the right time.

First quarter gross margin was 47 percent, same as the 2004 fourth quarter gross margin. The gross margin in the 2004 first quarter was 46 percent.   The year-over-year increase in gross margin is primarily due to an increase in MetaPULSE revenue which increased 34 percent and typically has higher margins.   This increase in gross margin was partially offset by higher foreign operation costs over prior year, primarily in Japan where we moved to direct sales and service operations in the fourth quarter of 2004.

Research and development expenses for the first quarter totaled $3.4 million compared to $3.6 million in the fourth quarter of 2004 and $4.2 million in the year-ago period.   As a percentage of revenue, R&D was 15 percent compared to 16 percent last quarter and 22 percent for the same quarter last year.   The sequential decrease is primarily due to lower headcount and the timing of certain project costs.

We are focusing on R&D investments consistent with our internal growth strategy which is to strengthen our best-of-breed solutions in each of our product families and develop new product families.   We currently expect the second quarter of 2005 R&D to be a similar percentage of revenue as the first quarter of 2005.

Selling, general, and administrative expenses for the first quarter totaled $5.3 million compared to $4.4 million in the fourth quarter of 2004 and $3.3 million in the prior year period.   As a percentage of revenue, SG&A was 23 percent in the 2005 first quarter, 19 percent last quarter, and 17 percent in the prior year period.   The sequential increase in absolute dollars is primarily due to higher compensation costs, the costs associated with the company's M&A activities, and an increase in outside auditor fees for the completion of the 2004 Sarbanes-Oxley Section 404 reporting compliance.   In addition, the credit recorded in the fourth quarter of 2004 which reduced fourth quarter insurance expense contributed to the first quarter 2005 increase.  Excluding costs related to the company's M&A activities, we expect SG&A to be approximately 22 percent of revenues in the second quarter of 2005.

Interest income and other for the first quarter totaled $424,000 compared to $376,000 in the fourth quarter of 2004 and $349,000 in the prior year period.   Our provision for income taxes was $525,000 in the first quarter with an effective tax rate of 23 percent.   We currently anticipate our effective tax rate for the year will also be 23 percent.

First quarter net income totaled $1.7 million, or 10 cents per diluted share, and was negatively impacted by merger and acquisition charges of $362,000, or approximately two cents per share.  This compares to net income of $2.1 million, or 12 cents per diluted share, in the 2004 fourth quarter.   Our 2004 first quarter net income was $978,000, or six cents per diluted share.

Looking at our balance sheet, as Paul mentioned, our cash and marketable securities at the end of the first quarter totaled $84.4 million.   This is a $7.7 million increase over year-end 2000 balance and was driven by income from operations as well as inventory reduction programs put in place at the end of last year.

>Working capital increased slightly to $122.9 million at the end of the first quarter.   Our capital expenditures in the first quarter of 2005 were approximately $100,000 and our depreciation expense for the quarter was approximately $400,000.

At this point I'd like to turn the call back to Paul to discuss our 2005 second quarter outlook Paul?

PAUL MCLAUGHLIN:   Thank you, Steve.   Now let me give you our guidance.   The company is currently anticipating 2005 second quarter revenues to be flat to down 10 percent, below the 2005 first quarter revenue of $23.1 million.  The company is forecasting earnings per share of 10 to 12 cents per diluted share for the 2005 second quarter excluding any costs related to the company's merger activity.

Now let me give you some color on the balance of 2005 for RTEC new products.   As we see it, 2005 will be a year of leading-edge enhancements across all our product lines.   Most significant will be the migration to Vanguard II, a versatile new platform designed to accommodate new metrologies and additional wafer handling capacity.   Vanguard II is a direct response to the maturing semiconductor industry's demand for improvements in traditional manufacturing metrics, that is, reduced cost of ownership through greater throughput, higher precision, more flexibility, and better reliability.

Equally important is the new Vanguard II's ability to integrate new measurement technologies as they become available.  The first example is the planned introduction of MetaPULSE-III (ph) by SEMICON West in early July.   MetaPULSE-III (ph) is designed specifically to measure ultra-thin film, such as barrier and seed (ph) layers in copper interconnects at and below the 65 nanometer technology node.

One takeaway measure (ph) here is that in this relatively flattish market environment RTEC will continue to invest in new products and new technologies that we believe will improve our long-term growth prospects.

Now I'd like to devote the remainder of our prepared comments to updating our shareholders on the status of our merger offer for August Technology.   Discussions with August Technology are ongoing and the due diligence process is underway.   We continue to have a high regard for August, its directors, its management, and its employees.   We remain disciplined in our approach to these discussions as we continue to explore the possibility of a transaction between Rudolph and August on terms that would be beneficial to both of our companies and our shareholders.

As you have heard from our earlier prepared remarks, we have multiple initiatives going on in all of our product lines.  And, I am confident that the breadth and depth of our management team allows us to be clearly focused on our ongoing business and not to be unduly distracted by the merger activities.   Other than these remarks, we are unable to provide any further comments at this time and will not be taking questions related to this merger during the Q&A period.

I thank you for your understanding and we will now open the phone lines for questions on our earnings release.   Nicole (ph)?

OPERATOR:   Thank you.   The floor is now open for questions.   If you have a question you may press star one on your touch-tone phone at this time.   If at any point your question is answered, you may remove yourself from the queue by pressing the pound key.   We do ask that while you pose your question that you pick up your handset to provide optimum sound quality.   Please hold the line while I poll for questions.

Our first question is coming from Suresh Balaraman with ThinkEquity.

SURESH BALARAMAN, THINKEQUITY:   Thank you.   Paul, can you repeat what you said about the book to bill ratio relative to the industry?   And I have a follow-up after that.

PAUL MCLAUGHLIN:   OK.   Our book to bill was in excess of 1.0, or above parity.   in the book to bill in the March reported number, as you know, the front end was in the high .7's and for the whole overall industry .81, I believe, Suresh.

SURESH BALARAMAN:   OK, great.   And that's net I think that's gross (ph) book to bill, right?

PAUL MCLAUGHLIN:   It's what?   Say it again.   I'm sorry.   I didn't catch it.

SURESH BALARAMAN:   Is it the gross book to bill or the net book to bill?

PAUL MCLAUGHLIN:   The gross.

STEVEN ROTH:   Gross.

SURESH BALARAMAN:   OK.   And some of the customers seem to be taking cape for 2005.   And is this something that will impact your second half outlook or is it likely to slip into 2006?

>PAUL MCLAUGHLIN:   I think it's going to as we look at the rest of the year we're very encouraged by what we see out there.   We think there may be a preponderance of technology buys, more so than we'd thought at the beginning of the year.   But as I mentioned in my comments about the foundry market segment, that sort of holds true in other segments as well as there are some real serious issues as it relates to lower yields at 90 nanometer and below.

And as a result, they're looking for technology solutions.   And that's what Rudolph provides.   And so I think I'm encouraged that way.   But, I do want to make particular highlight of the fact that we started to see the traction that we'd been hoping for in the MetaPULSE arena where customers now are stepping up and buying multiple tools.   And that's very encouraging, particularly since the whole business of 90 nanometer is still on the order of 10 percent of the production capacity in utilization today.   And copper is still at single digits in terms of percentage of wafer starting with copper on them (ph).

So I think that's very encouraging.   Does that answer your question Suresh?

SURESH BALARAMAN:   Yes.   And would that lead you to believe that second half could be better than first half

PAUL MCLAUGHLIN:   Absolutely.   Absolutely.

SURESH BALARAMAN:   Thanks.

OPERATOR:   Thank you.   Our next question is coming from Stuart Muter with RBC Capital Markets.

STUART MUTER, RBC CAPITAL MARKETS:   Thank you.   Good afternoon.   A couple of questions first for Paul.   On macro-defect I believe you've made some progress in Korea on top of a recent win in Europe.  Could you talk about what's driving that?   Is it the WaferView suite, you know offering hardware as well as software?

PAUL MCLAUGHLIN:   Let me give you some color on it and not specific to Korea or any place else.   When a customer comes in we have a good combination product which involves the stand-alone metrology tools and we offer a family of three different tools.   So a customer has multiple selections depending upon if he's in CMP (ph), litho, or what have you, and also dependent upon throughput and his cost of ownership requirements.

And we believe we have industry-leading defect classification software that combines with the ability to use an integrated module in terms of looking forward for advance process control in the future.  So, a customer has a way to get in the game by starting with the stand-alone tool and then having the ability to expand that into the integrated modules later on, all being run off our server (ph).

So, it's really a three part sale.   So, that is where we've been getting some good success.   But, I think fundamentally it's the specifications and our ability to meet those specifications.   And we're finding more and more customers want all of our capabilities.  They want front-side, back-side, and edge measurement and at high speeds.   So, I think that's a good sign for us.

STUART MUTER:   Great.

PAUL MCLAUGHLIN:   I hope that answers your question.

STUART MUTER:   No, it does.   Thank you.   And just a couple of quick questions following up.   On your push-outs and cancellations, could you talk about is there a trend there?   Is it memory, logic, or is there any noticeable trends?

PAUL MCLAUGHLIN:   Let me give you a little bit of color on that, Stuart.  You never like the cancellations and push-outs.   We had two cancellations, both in Asia, different ends of the Pacific rim but both in Asia, one in the integrated area and one in the metals area.   In the metals area the customer ran into financial issues.  I think it may come back.   But it might not. We have taken it off the books.   So, I think we try to be very conservative on those things.   It may never come back.   It's a good possibility it will.   But, you know they don't have financing at the moment.   So, it did get removed from I don't see any trend, Steve.   Nathan, do you have any comment on that?  Is there any trend that you see?

NATHAN LITTLE, EXECUTIVE VICE PRESIDENT, RUDOLPH TECHNOLOGIES:   No, I really don't.   I think two random events really there.

STUART MUTER:   OK, thank you.   And final question, on the Vanguard II platform when will that hit as revenues and will it impact your gross margins?

PAUL MCLAUGHLIN:   Yes, big time on the latter, we think, in the gross margin side.  And it will hit and it'll be rolling out on the MP3 (ph).   Nathan any input?

NATHAN LITTLE:  Yes, I would say that the MP3 (ph) will use the Vanguard II platform but it also follows our introduction of the WaferView product line on the same platform as well.   So, actually the rollout of the WaferView product lines brought on initially the Vanguard II platform and then we're carrying that on to the MetaPULSE.

STUART MUTER:   OK.   And can you quantify the impact on gross margins?

PAUL MCLAUGHLIN:   Steve?

STEVEN ROTH:   I don't have that data with me, Stuart.   I mean I'd have to roll up the cost, but I don't have a number that I can give you out at this time.

STUART MUTER:   OK, fair enough.   Thank you.

OPERATOR:   Thank you.   Our next question is coming from Bill Lu with Piper Jaffray.

BILL LU, PIPER JAFFRAY:   Yes, hi there.   Thanks very much.   A couple of questions.   One is if I look at your guidance for the second quarter it looks like revenue is flat to down but EPS kind of flattish.   Will that imply that margins are going to be up sequentially and if so what's driving that?   Is that mix or something else?

PAUL MCLAUGHLIN:   Let me respond to that.   Obviously, as we enter a quarter we were fortunate last quarter with a couple with a push-out and cancellations, we were able to back-fill.   So, there's obviously always a degree of conservatism and we fear that that may continue for another quarter or two.   I think there may and I think you may have mentioned it in one of your pieces, Bill, that the bottoming out of this particular pause (ph) is we might be in that right now.   So, we're being cautious.

But having said that, we're getting some benefit from some of the initiatives that were worked inside over this past six to nine months in terms of gross margin and some we reflected in mix.

STEVEN ROTH:   Hi, Bill, this is Steve.   Some of it also, I think if you look at my remarks for what hit the SG&A line in the first quarter so we had kind of a cost (ph) of cleanup, audit fees, or SOX 404 related to 2004.   So I don't expect you know that was kind of a big hit in the quarter just as we go to the final days (ph) of that activity towards the end of or the middle of March.   And obviously I expect the external fees to come down a little bit this year in 2005.   So, that's going to help a little bit also there.

BILL LU:   OK, great.   I mean it just seems like if I plug in 22 percent for SG&A you still look like margin is going to be a little bit better.   So, good job on that.   I guess to follow-up on that though, in the second half of the year you're talking about an improvement in fundamentals.   When that comes is that mostly driven by the MetaPULSE or the other products?   And if so, what does that do to gross margin in the second half of the year?

PAUL MCLAUGHLIN:   We believe it'd be across the board.   Obviously metal is getting some increased attention at the moment.   We think the margin gain (ph) for us is tied to the revenue.   I think Steve has mentioned this before.   And I know I have in various calls.   If we can get slightly north of $30 million revenue a quarter, we can start looking at the kinds of margins that our long-term model indicates.  And that's in the mid 50s, bringing home in the low 20s to the mid 20s in operating income.

We think we have to get a little bit north of $30 million a quarter.   So I think the margin potential to us is a leverage because we have a very extensive network of people.   We have 135 mostly engineers stationed around the world at customers sites.   Those people, no matter what the volume is, they stay on the payroll.   So, from a gross margin point of view when you add more tools they can service more tools, continue the application support of more, and when the volume goes up those expenses don't go up proportionately so that we think we can get some north windage (ph) there.

We think that will come as the volume goes in the second half.   And I'm still cautiously optimistic that we have bottomed in terms of the current order book.  And although we had a good quarter and we're off to a good start here, I think we may be playing around the bottom at the moment.   And hopefully, we'll be heading north very soon.   I am still bullish on the second half.   The slope of the curve is the question in my mind, Bill.

BILL LU:   Great.   Thanks.   And just one last question.   You know I'm not sure if I am missing it, but do you guys report deferred (ph) revenues?

STEVEN ROTH:   Do we report the

PAUL MCLAUGHLIN:   Deferred revenue.

STEVEN ROTH:   No, it's in the balance sheet.   But we have as I've said we've got those two WaferView tools in deferred revenue.   That's pretty much our the bulk of tools that are deferred.   We do have some second year warranty also deferred in there.

BILL LU:   Wasn't there another tool that was shipped last quarter that wasn't recognized either?

PAUL MCLAUGHLIN:   That is correct.

STEVEN ROTH:   That's the yes.

PAUL MCLAUGHLIN:   It'll come out next quarter.   We tend to take a more conservative approach on some of these things, Bill.

BILL LU:   So there's a handful of tools in there.

PAUL MCLAUGHLIN:   There's a couple of tools in the number and then there's some that are about to go into the number.

BILL LU:   Great.   Thanks very much.

PAUL MCLAUGHLIN:   Thanks Bill.

OPERATOR:   Thank you.   Our next question is coming from Steve O'Rourke with Deutsche Bank.

STEPHEN O'ROURKE, DEUTSCHE BANK:   Thank you.   Paul, with the adoption of multiple MetaPULSE tools and of fab can you give us a better idea of how many MetaPULSE tools may be required in a fab?  Do you have a better idea now?

>PAUL MCLAUGHLIN:   Well, we're getting a little better windage (ph) on it now in logic.   And we'd previously said logic was going to be six to nine tools and memory probably (ph) four to six.   I think we'll stick with those at the moment.   I'm talking for 5000 wafer starter (ph) week kind of fab.

>STEPHEN O'ROURKE:   OK.

PAUL MCLAUGHLIN:   You know the jury is still out a little bit.   Maybe, Nathan, you can shed some light on where you see that and the numbers.

NATHAN LITTLE:   No, I think that certainly I would stay with those numbers.   Now what we see is initially a fab will take in a tool and then they will through the EIR (ph) program that Paul mentioned they will start to expand the number of applications within the fab.  And so they will then, after that set of applications have been expanded, start to increase their tool purchase rates.   I think the example that Paul gave in Asia that's what's happened there.

PAUL MCLAUGHLIN:   We think that's the direction the industry is going into.  They'll play around a little bit.  That customer started at 130 in aluminum and now it's in a different world all together.   We think that's going to happen going forward.   We expect that to be the model as we come out of this pause in the industry.

STEPHEN O'ROURKE:   Are the additional tools being driven by new materials or is it pure volume?

PAUL MCLAUGHLIN:   You know it's a combination.   I think the thing that you're finding out is there are a couple of major drivers here.   One is the transistor architecture, Steve, is really that's got to be driven down.   And you've got a lot of issues associated with the plethora of materials that we're now evaluating.   And so you're going to have that combined with the interconnect.   Copper is not an easy thing to work with.   And people are still playing with various materials for barrier layers, seed (ph) layers, thicknesses, lots of different things.   And that's what I think is really driving it.

I think for us to stay on more (ph) law (ph), which I think is everybody wants to and it's the way to go, et cetera, et cetera.   The name of the game is understanding materials.   When you and I entered this business a couple of semesters ago this was a physics business.   It's now a materials business.   You know it's a different game.   And I think those things are what's driving our MetaPULSE activity as well as our transparent film activity.   I think we're seeing a lot of new materials.

STEPHEN O'ROURKE:   And the one customer you mentioned with nine tools, was that nine MetaPULSE tools?   And then how many fabs, if so?

 PAUL MCLAUGHLIN:   That's nine 300 the total for that customer that I mentioned was 19 tools.

STEPHEN O'ROURKE:   OK.

PAUL MCLAUGHLIN:   It has 19.   But there was only nine of them are at the 300 millimeter node.

STEPHEN O'ROURKE:   OK, fair enough.

PAUL MCLAUGHLIN:   But, that's the way we see it going.   A guy gets his feet wet, spends a little time, gets a couple of applications on it.   You know six months or a year later he's migrated into a couple more.   And that's the model that we've been most successful with our biggest customers.   And that's with the model we would like to promulgate through our customer base worldwide.

STEPHEN O'ROURKE:   Can you say how many MetaPULSE tools that customer has in a particular fab?   In one fab.

PAUL MCLAUGHLIN:   You know, I don't know.   I think it'd be close to the four to six.

STEPHEN O'ROURKE:   OK.   And one other question just to shift gears here.   A macro-defect inspection I think the recent DataQuest numbers that came out for 2004 showed that the traction was not as good for Rudolph.   I know that you have some preferred revenue here in things that can you help us understand that a little bit?

PAUL MCLAUGHLIN:   Sure.   A couple of points to note there.   The DataQuest data, in our mind, was correct.   Our position in that business has been minor.   We spent the last two years developing what we believe was a world class suite of products called the WaferView Team, of which we did not introduce until SEMICON West last year.   We started shipping them in the fourth quarter.   And we've got a number of tools out there on demonstration now.

So, the revenue that came from our side from tools was from old product tools.   And of course, we then had additional revenue from license income which does not get reported at DataQuest.   So, it really represented, what Steve, 10 percent of our business last year?

STEVEN ROTH:   Two (ph) percent.

PAUL MCLAUGHLIN:   Three percent.

STEVEN ROTH:   Yes, the whole thing was three (ph) percent with all licensing.  Two percent for tools.

PAUL MCLAUGHLIN:   Two percent for tools and then some more for licensing.   Our feeling is, as I've mentioned countless times, I think macro-defect inspection is going to be a big, big business for us.  But we've got to win some of these in the trenches.   And you heard Stuart mention some things and we mentioned some other.   We think we're getting some traction out there.

STEPHEN O'ROURKE:   Fair enough, thank you.

PAUL MCLAUGHLIN:   OK.

OPERATOR:   Thank you.   Our next question is coming from Mehdi Hosseini with FBR.

MEHDI HOSSEINI, FBR:   Paul, on a net basis would your book to bill still be greater than parity?

STEVEN ROTH:   It would be close.   I don't have

PAUL MCLAUGHLIN:   Very close.   Pull that up.   Very close, but probably right about there.   Right about it.

MEHDI HOSSEINI:   And then looking at you know going back to understanding how your customers are going to ramp a couple of wafers, with all the equipment that is coming online and expecting maybe as much as a 20 percent worldwide capacity growth this year for the entire semiconductor manufacturing and more of this growth a big chunk of it is taking place in the second half.  So is that why you want us to think about this as this capacity especially the 300 millimeter capacity comes online, then you will be having more repeat orders and to that extent you you would end up outgrowing the industry?   Is that the right way of thinking about this?

PAUL MCLAUGHLIN:   That's one way.   I wasn't trying to tee it up that way Mehdi.   I was really trying to explain that I believe customers now are much more disciplined in the way they purchase our tools.   And oftentimes they will ask for quotes on a large number of tools only to release one or two.   So I still see that going on.   And as I tried to mention in my prepared comments about the foundry business, I think technology buys will continue through the balance of this year.

My hope is that capacity buys will kick in.  But right at the moment I'm convinced that the technology buys will be there and the slope of our growth curve will be really a function of how many additional people decide to go to capacity in addition to the technology buys.   This happened in our last downturn.   We ended up selling more technology buys.   And that's what I think is happening as we speak.

MEHDI HOSSEINI:   OK.   But here's the part that confuses me going between capacity and technology buys.   One way or another, overall wafer capacity is going to be up double-digit growth.   So are you saying that for what they have planned for whatever capacity that is being put in place they've already purchased or they have already purchased the bulk of their metrology tools?   Would overall capacity have to be growing greater than 20 percent for the capacity to kick in?   In other words, how can I separate technology and capacity buys

PAUL MCLAUGHLIN:   A good question.   And maybe I haven't been clear.   I'm not sure I support completely that it's going to be 20 percent; although I've seen those numbers and I hope that's the case.   But bottom line is the way we look at the market is the capacity buys are the ones that will come in multiple units.   That's our simple definition.   When somebody comes in and buys a few units, I did mention one of our Asian customers that did that in the MetaPULSE area.   He's got more on order.   That's a capacity buy.

Am I what else, Nathan?   Can I shed any light on that?   Is there any I want to make sure I'm answering your question Mehdi.   I'm not trying to avoid it.   I'm trying to get

MEHDI HOSSEINI:   Right, I understand.

NATHAN LITTLE:   Yes, I think as we said before the types of materials and the types of structures are only increasing.   And usually in that case you're looking at the initial purchases which we look at as technology buys.   So I think to the extent that we're seeing the market driven by increasing materials and changes in structures, it tends, particularly at this point where the market is down to be driven by technology buys more.

PAUL MCLAUGHLIN:   A lot of the fabs have multiple phase (ph) purchase plans, multiple phase adoption plans.   And they ramp up their capacity but they start very small like a couple of thousand wafer starts (ph) and on up.   That's the usual way.   And we're getting tools released in proportion to their rate of adoption of each of the phases.

MEHDI HOSSEINI:   I see.   And then

PAUL MCLAUGHLIN:   Go ahead.

MEHDI HOSSEINI:   Going back to the mix of your revenue by product, is 90/95 percent of your copper MetaPULSE-II?   Is that fair?

PAUL MCLAUGHLIN:   No.

UNKNOWN MALE #1:   No, it's 50-50 this quarter.

PAUL MCLAUGHLIN:   This past quarter it was 50 percent aluminum, 50 percent

UNKNOWN MALE #2:   Copper.

PAUL MCLAUGHLIN:   Don't forget memory (ph) people (ph) were strong.   Memory (ph) people (ph) have not gone to copper.

MEHDI HOSSEINI:   Sure.   No, I was actually referring to the mix of MetaPULSE-II as a total of MetaPULSE of copper, I'm sorry, metal.

PAUL MCLAUGHLIN:   MetaPULSE-II versus MetaPULSE-I?

 MEHDI HOSSEINI:   Yes.

PAUL MCLAUGHLIN:   Hold on.

UNKNOWN MALE #3:   MetaPULSE-II was 32 percent of MetaPULSE revenue.   If that's what you're looking for?

MEHDI HOSSEINI:   Right.   And when you break down revenues by metal and transparent, the metal is MetaPULSE-I plus MetaPULSE-II?

UNKNOWN MALE #3:   Correct.

MEHDI HOSSEINI:   Right?

PAUL MCLAUGHLIN:   Yes.

MEHDI HOSSEINI:   OK, got you.   Thank you.

PAUL MCLAUGHLIN:   Thanks, Mehdi.

OPERATOR:   Thank you.   Our next question is coming from Gus (ph) Richard with First Albany Capital.

AUGUSTE RICHARD, FIRST ALBANY CAPITAL:   Hi guys.   Just a couple questions on the legal costs going forward.   You had mentioned that the earnings would be 10 to 12 cents without the legal costs.   Do you have an estimate of what that'll be in the quarter?

PAUL MCLAUGHLIN:   I don't expect it to be too much different than it was this quarter.  But I don't have a good handle on that, Gus (ph).   It's a constant source of tension of mine.

STEVEN ROTH:   Those are hard, Gus (ph), from an accounting perspective because there is a scenario that at some point in time if we were to reach agreement with August that those costs would actually get capitalized as part of the deal.

AUGUSTE RICHARD:   Got it.   Got it.   And so would you go back and restate that?

STEVEN ROTH:   Can't do that.   ((inaudible)) already sunk.

PAUL MCLAUGHLIN:   Yes, we

AUGUSTE RICHARD:   Got it.   Got it.   And then

PAUL MCLAUGHLIN:   From a point of time on.

AUGUSTE RICHARD:   And the SG&A and R&D lines are changing quite a bit.  SG&A is up quite a bit.   I'm assuming that you know, obviously I can back out what the legal costs were from the prior quarter.   Is the rest of it Sarbanes-Oxley?

STEVEN ROTH:   Some of it.   I think I said in my prepared remarks we've got obviously compensation increases because we go through salary increases in the first quarter of every year is a piece of it also.   That's probably the you know does that get you from the 23 if you take out that and the extraordinary SOX cost, I'll call it, in the first quarter that gets you down to about 21 percent of revenue in the quarter.   That would kind of be the adjusted number.

AUGUSTE RICHARD:   OK.   And then your R&D costs have come down quite a bit.   But you continue to talk about the new product momentum.   And it looks like you've chopped some heads in R&D.  Can you kind of walk me through how you're getting there on the lower R&D spending

 PAUL MCLAUGHLIN:   OK.

AUGUSTE RICHARD:   and what that looks like going forward?

PAUL MCLAUGHLIN:   I think Steve will give you the forward one.   But let me give you the spin on that.   Last year the number was perhaps a little bit higher as we built a number of engineering tools in the MetaPULSE area going forward, and all of the development costs associated with MP3 (ph), while a good chunk of those have been behind us, I think the headcount in engineering is

UNKNOWN MALE #4:   Yes, the headcount change is a couple of heads.   But I mean also if you remember you know I mean we were developing a lot of the wafer you know the beginning of '04 was very high on the R&D line because that's when we were working feverishly to get out the WaferView Team.   So you know those costs, you know we had a huge ramp to get that whole project series of projects out the door for the July SEMICON.

But if you're looking the R&D now is running kind of you know right in our model.   We'd like to be in that 15 to 17 percent R&D.   And so you know we've gotten back to where we like it to be and obviously like to grow the revenues and spend in that same proportion.

AUGUSTE RICHARD:   OK.   So going forward I could model 15 to 17 percent for R&D and be in the ballpark.

UNKNOWN MALE #4:   Yes.

PAUL MCLAUGHLIN:   Yes.

AUGUSTE RICHARD:   And then finally on the competitive front, are you seeing that Phillips (ph) subsidiary AMS (ph) hopefully I'm getting this right

PAUL MCLAUGHLIN:   Yes.

AUGUSTE RICHARD:   in the marketplace sort of how do you see those guys sort of on a go-forward basis?

PAUL MCLAUGHLIN:   OK.   We saw them at one location in Germany.   I think we mentioned it in our last conference call.   We have not seen them since.   It doesn't mean they're not out there trying to do some things.   But they as I look towards leading-edge stuff, we would probably not see them since they are more a single layer film tool.   I think it's a maybe Nathan you can comment on the differentiation between our tool and theirs.   But fundamentally, I have not seen them in this last quarter.

NATHAN LITTLE:   No, I agree, Paul.   We haven't seen them.   You know there is some individual accounts where for the specific activities there it became a factor but it's not something that we look at as affecting any of our projections.

AUGUSTE RICHARD:   OK.   And then you talk a little bit about barrier seed (ph) and high-K gate (ph).   I'm assuming maybe a DRAM (ph) capacitor.   Could you sort of, in your MetaPULSE business, just break out the non-metal piece of that?

PAUL MCLAUGHLIN:   The non-copper piece do you mean or the non-metal?

AUGUSTE RICHARD:   The non-metal.   So I'm assuming

>PAUL MCLAUGHLIN:   The transparent piece?

AUGUSTE RICHARD:   Are some of your customers using the MetaPULSE for the high K (ph) dielectric (ph) applications?

PAUL MCLAUGHLIN:   No, I don't think that's the case.   I think if you're referring to the barrier (ph) and seed (ph), most of the time those are measured after you measure the copper or link (ph) through it.   They want it in a single measurement.   And that's where we excel obviously because you can do multiple layers.

AUGUSTE RICHARD:   Got it.   Got it.   Sorry.   I was a little confused on that point.

PAUL MCLAUGHLIN:   It's my mistake.

AUGUSTE RICHARD:   OK.   And then I think that covers it for me.   Thanks a lot.

PAUL MCLAUGHLIN:   Thanks.   Nice talking to you, Gus (ph).

OPERATOR:   Thank you.   Our next question is coming from Gerry (ph) Fleming with W. R. Hambrecht.

GERRY (ph) FLEMING, W. R. HAMBRECHT:   Yes, hi Paul.   Your business historically has had a fairly large concentration of business from one big U.S. customer and a couple of Asian customers.   How large are those customers in this quarter, your top three?

PAUL MCLAUGHLIN:   Well

STEVEN ROTH:   Let me I'll take that, Gerry (ph).

PAUL MCLAUGHLIN:   Give that one to Steve.   Did you get that?

STEVEN ROTH:   Yes.   There were two customers that were over 10 percent in the quarter.   And those two guys obviously you mentioned are usually the actually one of the ones you're thinking of probably in the quarter wasn't number two.   But you know another very good large Asian customer.   The top three are still in our top two, over 10 percent customers.

GERRY (ph) FLEMING:   OK.   And what percentage did they contribute?

STEVEN ROTH:   About 20 percent each.

GERRY (ph) FLEMING:   Thank you very much.

PAUL MCLAUGHLIN:   I think that the thing that you want to look at, I believe, that is the balance in the revenue is starting. I was very pleased with the balance on the order of a third of it domestic.   Europe and Japan, 10 and 15 percent, and then 20 in Taiwan and Korea.  So I think it's balanced across the board as we're getting more and more people to sign on for various products.>  And that's what we hope to happen.  We will always have some domination by some of the bigger accounts that we're very, very close with.   But going forward we expect that balance to continue across in the same proportion as I just mentioned.

GERRY (ph) FLEMING:   Great, thank you very much.

PAUL MCLAUGHLIN:   OK.

OPERATOR:   Thank you.   Our next question is coming from David Duley with Merriman.

DAVID DULEY, MERRIMAN (ph):   Hi guys.   Just a clarification.   You just gave the order breakout by geographic region.   Could you run those you said them pretty quickly.

PAUL MCLAUGHLIN:   OK.   I was giving you the revenue in the first quarter because Gerry (ph) was asking on the revenue.  But let me write (ph) it back to you again.   A third is in the domestic.   Europe 10, Japan 15, Taiwan and Korea about 20 each.

DAVID DULEY:   And one other clarification, you said it right at the beginning of the quarter.   Could you just give us the breakout of your revenue amongst your key product lines again?   And then did you mention what they grew year-over-year?

STEVEN ROTH:   Well I didn't mention any of the year-over-year.   Let's go with the first part of the question.  It was 50 percent metal, 25 percent transparent, three percent inspection, and the rest parts, service, other.

DAVID DULEY:   OK.   And did you I thought you mentioned about what metal growth was year-over-year.  Could you give us a growth rate in those?

STEVEN ROTH:   Yes, the metal revenues the MetaPULSE revenues were up 34 percent year-over-year, quarter-over-quarter period.

DAVID DULEY:   Year-over-year up 34 percent.   And the transparent was?

STEVEN ROTH:   I actually don't even have that with me.

DAVID DULEY:   OK.

STEVEN ROTH:   I don't know what fourth quarter of last year was.

DAVID DULEY:   And can you give us just an idea of your revenue guidance range of flat to down 10 percent?   What are the gating (ph) factors that you would come down 10 percent and what's in your thinking of in a flat quarter?   Why the variance, in other words?

PAUL MCLAUGHLIN:   OK.   Good question.  At this time in a cycle it always prudent to be concerned about what we saw happen last quarter which is push-out and a couple of cancellations.   Those things in up cycles you can recover from those events and still make numbers.   So you always want to be cautious in downturn that you don't over-stretch for those things.   So we think it's prudent to reflect that in our guidance.   So it would be we're really not talking many tools here.   You're talking one or two tools.   But at this stage we haven't had any cancellations this quarter.   And we haven't had any push-outs this quarter yet.   But the quarter is young and we don't know.   And we're always concerned that that could happen.   So that's sort of the reflection of the difference between the flat and the down.

STEVEN ROTH:   Dave, also if you remember in my prepared remarks I said that we've got some of these brand new WaferView 320 tools that we deferred that we expect to get acceptance for by the end of the quarter.   And so you know there's obviously we expect to get that acceptance at the end of the quarter but you know as it gets right down to the end if they don't come through that would actually impact us hitting the flat to down.

DAVID DULEY:   Well that was actually going to be my next question.

PAUL MCLAUGHLIN:   Obviously, one of the things, Dave, that we're always very cautious of and concerned is our reputation in terms of guidance.   As you know we have not missed guidance since we've been a public company.   So we're sensitive to that.   And we really scrub that pretty hard before we say something.   And it reflects a degree of reality in where we are in a cycle.

DAVID DULEY:   Another way to say it is you might have two to $3 million of revenue coming out of your deferred revenue balance to achieve your revenue numbers this quarter.

PAUL MCLAUGHLIN:   That could be.

DAVID DULEY:   So, shipments might be two to $3 million less than revenue?

PAUL MCLAUGHLIN:   Say that again.

STEVEN ROTH:   Shipments?

DAVID DULEY:   Shipments.

PAUL MCLAUGHLIN:   I don't think that would hold true.   We would be shipping other stuff as well that will go into deferred revenue.

STEVEN ROTH:   Yes.

DAVID DULEY:   So, you're going to continue so the deferred revenue balance may not change but you're going to have stuff coming out and stuff going in.   So next quarter when we look at it, it may be flat but there's going to be a lot of movement in it.

STEVEN ROTH:   Exactly right.

PAUL MCLAUGHLIN:   Exactly the way to look at it.   Exactly, very good.

DAVID DULEY:   OK.   Thank you.   That's it for me guys.

PAUL MCLAUGHLIN:   Thanks Dave.

OPERATOR:   Thank you.   Our next question is coming from Jonathan Robum (ph) with Gaggon (ph) Securities.

JONATHAN ROBUM (ph), GAGNON SECURITIES:  It's Jonathan Robum (ph) with Gagnon Securities.   Most of the questions have already been asked.   On the competition front, could you kind of update us with what's going on with KLA (ph) if anything non-specific to the August stuff?   I'm just trying to figure out what they're doing on the metal side.

PAUL MCLAUGHLIN:   What's going on with KLA (ph)?   They didn't seem to suffer too much last quarter.   So it wasn't too heartening.   But, on the competitive front in all fairness, Jonathan (ph), we have not seen their metrics tool in a bake-off (ph).   Nathan, have you seen any in the field?

NATHAN LITTLE:   No, I haven't.   We haven't come across it in some time actually.

PAUL MCLAUGHLIN:   We think they have repositioned that product to some other area at the moment.   We don't know.  They're a good company.   They're working hard on their metal issues.  We will see them again.   Right at the moment they're not overly visible.   But time will tell on how much traction they get with that tool.

JONATHAN ROBUM (ph):   You also mentioned that SEMICON (ph) this year you have a lot of enhancements.   Do you have anything that you would classify as revolutionary?

PAUL MCLAUGHLIN:   The MetaPULSE-3 (ph) is more on the order of but we don't want to imply that because we want people to see a migration path.  So, it's logical you go from two to three.   But there's a lot of new technology in the MetaPULSE-3 (ph), not just the Vanguard platform that we talked about but also in the metrology and the optics as well.   Anything else?

JONATHAN ROBUM (ph):   That's it for me.   Thank you very much.

PAUL MCLAUGHLIN:   Thank you.

OPERATOR:   Thank you.   Our next question is coming from Brendon Furlong with Miller Tabak.

BRENDON FURLONG, MILLER TABAK & CO.:  Good afternoon, gentlemen.   Just a quick question on the foundry question that was earlier on in the call.   You know if the large foundry customer over in Taiwan has spent you know close to 50 percent of the budget in Q1 you know your inferences and you know they've gotten a little bit more cautious and maybe the second half of the year it's going to be like you know is it right to read that they might do 65 nanometer pilot line production type of stuff?

PAUL MCLAUGHLIN:   I think that's what I would expect to see buys in the second half of this year from the foundries to be in the 65 nanometer node technology kind of buys.   But they've got a different business model.   They suffered quite hard, as did a number of other companies, during the 2001 to 2003 time period.   They've put up a lot of red ink.   And as a result, they've changed their business model.   And they're releasing units and they're a lot different than they did before.  And they're addressing technology issues upfront.   And if things go, they're quick to respond with capacity buys.   So I think you'll see, for sure, the technology buys as 65 nanometer node issues come to the floor (ph).

BRENDON FURLONG:   OK.   And I assume

PAUL MCLAUGHLIN:   Some 45, but mostly 65.

BRENDON FURLONG:   I would assume from the last caller's question that you feel pretty well-positioned there with that customer for the back half of the year.

PAUL MCLAUGHLIN:   Well with historical, I believe we're in every single foundry in Taiwan.   In fact, I believe we're in every single foundry in the world with at least some equipment.  So we tend to work with the bigger ones because they tend to spend during downturns on the technology.   So the answer to your question is yes.

BRENDON FURLONG:   Last quick one.   We're all kind of worried about memory (ph) rolling over.   Any color there for us?   And any you mentioned Toshiba at the start of the call.   Any you know can you offer some you know what's going on there at Toshiba?

PAUL MCLAUGHLIN:   Well I see the market in memory bifurcating in a number of different places.   Nand (ph) is an interesting low you know there is some movement in low-density Nand (ph) flash.   I think those prices continue to be very, very strong.   But conversely, some of your other high density stuff the prices have dropped.   So I'm seeing that the different in the market segments and the bigger guys you know who they are the Intels, the Samsungs, the Toshibas of the world all have strong positions in there.   And the good companies are going to be able to flip from one to the other and take advantage of price movements.   And I see that continuing.   So where is memory?   Memory historically has been a third of the business.   I think it'll probably be that going forward.   Any thoughts on that Nathan?

NATHAN LITTLE:   I think that would be a way to look at it.

BRENDON FURLONG:   Perfect, thank you.

PAUL MCLAUGHLIN:   OK.

OPERATOR:   Thank you.   Our next question is coming from Steve O'Rourke with Deutsche Bank.

STEPHEN O'ROURKE:   Just a quick follow-up here.   You said that you're introducing the MP3 (ph) for 65 nanometers and below.  Does the MetaPULSE-3 (ph) enable some measurement to 65 nanometers that you can't do with the MP2 (ph)?

PAUL MCLAUGHLIN:   Not really.   I'll wait to show you the full spec when it comes out.   We have we have just been sampling it with people.   The answer to that question is no.

STEPHEN O'ROURKE:   OK.

PAUL MCLAUGHLIN:   Sixty-five nanometer the MP2 (ph) has been selected by people who have already made that decision at the 65 nanometer node.

STEPHEN O'ROURKE:   Does just

PAUL MCLAUGHLIN:   The MP2 (ph) does 65 this does something a little bit different on barrier and seed (ph) than it does it has a number of different features.

STEPHEN O'ROURKE:   And is it targeted just there or is it a number of materials at the front end of the device as well?

PAUL MCLAUGHLIN:   Nathan?

NATHAN LITTLE:   Well I you know it's targeted for being able to address not only different types of materials but being able to address the different dimensions as you go from one node to another node.   So it'd be a general improvement in all areas.

STEPHEN O'ROURKE:   OK, thank you.

PAUL MCLAUGHLIN:   It's out in sample now.   And we're testing it now.   We will refine that and announce it and give real specifications in detail before SEMICON West.

STEPHEN O'ROURKE:   OK.   And one other question on a completely different topic.   Paul, you commented that you're optimistic that orders have bottomed.  Is this just for process control?  And if so, do you have an opinion for the broader equipment industry?

PAUL MCLAUGHLIN:   I feel it has for the process control because of those drivers that I mentioned to you earlier.   For the whole industry, I don't know.   You know even with all my days in lithography (ph) I kind of look at the lithography (ph) situation and get more and more confused as to have they bottomed out or not.   And I looked at the move by Cannon and when I was in Japan and Nikon.   I don't know.   I wouldn't I wouldn't be able to comment intelligently on the exposure tool guys or any of the process guys.   But I believe the we may have seen the bottom or are running along the bottom as we speak in the process control area.

STEPHEN O'ROURKE:   OK, thank you.

PAUL MCLAUGHLIN:   OK.

OPERATOR:   Once again, if you do have a question you may press star one on your touch-tone phone at this time.   Our next question is coming from Mary Brixie with CIBC.

MARY BRIXIE, CIBC:   Hi guys.   Most of my questions have been answered.   But just quickly on the MetaPULSE-3 (ph), you said that you're sampling with customers.   Have you gotten any LOIs (ph) yet or any specific orders for the longer-term from any of your customers?

PAUL MCLAUGHLIN:   No we have not.

MARY BRIXIE:   OK.   And then on you know you guys are introducing a bunch of new products and you know your outlook for technology to continue to improve.   Do you think that you could see gross margins enter the 50 percent range again over the longer-term?

PAUL MCLAUGHLIN:   It will definitely do that.   I think we're very close to that.   I think Steve has mentioned it.   I believe that we will be in the mid 50s when we hit it we're in around the $30 million, a little bit north, per quarter run rate.   And that's on almost all mixes.   It's because it's so dependent on this infrastructure that we have built around the world that is a very solid infrastructure but it's expensive.  And at $23 million you can see it's a tough, tough cost or tough expense to swallow and it has left our profit margins down in the 10 to 15 percent operating income.   We can get operating income up to the 22 to 25 percent with a very modest movement to $30 million a quarter in revenue.

MARY BRIXIE:   OK, great.   And I don't know if you went over this but do you have have you provided a breakout of what Sarbanes-Oxley is going to be on an ongoing basis?

STEVEN ROTH:   I mean that's yes, that's a I mean the external costs I mean kind of the auditor fees and things like that, I expect them to come down about 20/25 percent.   So I mean a half a million dollar number probably if I look at the auditor fees plus kind of the dedicated staff (ph) here.   But that doesn't account the whole sum of the company and all the processes and the documentation that has to be updated.   You know we don't you know even going forward.   So it's kind of hard.   I mean the external costs will come down about 25 percent.   But you know there's an embedded cost there that's going to be there until there's changes in the way we've got to do it.

MARY BRIXIE:   Right.   OK, great.   Thanks guys.

PAUL MCLAUGHLIN:   Thanks, Mary.   Good to talk with you.

OPERATOR:   At this time there are no further questions.

PAUL MCLAUGHLIN:   Thank you, Nicole (ph), and thank you all for participating in our conference call.   And, we look forward to speaking to you again soon.   Thank you and have a good evening.

OPERATOR:   Thank you.   This does conclude today's teleconference.   You may disconnect your lines at this time and have a wonderful day.

END

ABOUT RUDOLPH TECHNOLOGIES, INC.

Rudolph Technologies is a worldwide leader in the design, development, manufacture and support of high-performance process control metrology and defect inspection systems used by semiconductor device manufacturers. The Company's products provide a full-fab solution through its families of proprietary systems, which are used throughout the device manufacturing process. Rudolph's product development has successfully anticipated and addressed many emerging trends that are driving the semiconductor industry's growth in order to enhance the competitiveness of its products in the marketplace. The Company's success in creating complementary metrology and inspection applications through aggressive research and development is key to Rudolph's strategy for continued technological and market leadership.

FORWARD LOOKING STATEMENTS

This transcript contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "would," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Rudolph wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Rudolph. Factors that could cause actual results to differ materially include, but are not limited to: (1) cyclicality of the semiconductor industry; (2) customer concentration; (3) introduction of new products by our competitors; (4) sole or limited sources of supply; and (5) Rudolph and August may not reach an agreement on a merger or the merger may not be approved by August shareholders. The matters discussed in this transcript also involve risks and uncertainties summarized under the heading "Forward Looking Statements" in Rudolph's Current Report on Form 8-K filed on January 28, 2005 and under the heading "Factors that May Affect Future Results" in Rudolph's Form 10-K filed for the year ended December 31, 2004.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Rudolph does not assume any obligation to update the forward-looking information contained in this transcript.

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Any information concerning August contained in this transcript has been taken from, or is based upon, publicly available information. Although Rudolph does not have any information that would indicate that any information contained in this transcript that has been taken from such documents is inaccurate or incomplete, Rudolph does not take any responsibility for the accuracy or completeness of such information. Investors and security holders are urged to read the disclosure documents regarding the proposed Rudolph/August merger, when they become available, because they will contain important information. The disclosure documents will be filed with the Securities and Exchange Commission by Rudolph. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Rudolph with the Commission at the Commission's website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from Rudolph by directing a request to Rudolph Technologies, Inc., One Rudolph Road, Flanders, New Jersey 07836, Attention: General Counsel.

INFORMATION REGARDING CERTAIN RUDOLPH PERSONS

 Rudolph is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of August. However, in connection with its proposal to merge with August, certain directors and executive officers or Rudolph may participate in meetings or discussions with Rudolph shareholders some of whom may also be August shareholders or other persons who may also be August shareholders. Rudolph does not believe that any of these persons is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. Information concerning the directors and executive officers of Rudolph and a description of their interests in Rudolph is set forth in Rudolph's proxy statement filed with the Commission on April 22, 2005. As of the date of this transcript, Rudolph beneficially owns 100 shares of August common stock, and the directors and executive officers of Rudolph, in the aggregate, do not beneficially own in excess of 1% of August's common stock. If in the future Rudolph engages in solicitation of proxies from its shareholders or the shareholders of August in connection with a merger of the companies it will amend the information provided above as needed to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.